SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

06.22.2026 DEL 088/2026CERTIFICATE MINUTES OF THE ONE THOUSAND AND NINETY-NINTH MEETING OF THE BOARD OF DIRECTORS OF AXIA ENERGIA S.A.NIRE 3330034676-7/CNPJ No. 00001180/0001-26 It is hereby certified, for all due purposes, that the 1099th meeting of the Board of Directors of AXIA ENERGIA was concluded on 06.22.2026, as called by the Chairman of the Board of Directors, pursuant to the Company’s Articles of Incorporation. The Director and Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) assumed the chairmanship of the meeting. Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), MAURÍCIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NHM), PEDRO BATISTA DE LIMA FILHO (PBL) and SILAS RONDEAU CAVALCANTE SILVA (SRS). There was no record of absence. Corporate Governance Participant: Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTIONS: The support material was made available to the Board members through the Governance Portal. QUORUMS FOR INSTALLATION AND RESOLUTIONS: The resolutions of this meeting must take place in the presence of a majority of its members, and its resolutions are taken by a majority of those present (art. 31, head provision, Articles of Incorporation), except in cases involving an authorized quorum (art. 32, Articles of Incorporation). Quorum for constitution of meeting: ten members, in compliance with the minimum quorum for constitution of meeting of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. Advance notice of a conflict of interest on the part of the Director and/or their temporary absence will result in their presence being discounted from calculations of minimum quorum required to pass a board resolutions. DEL-088/2026. AXIA Energia: 9th Issue of Incentivized Debentures (RES 299, of 06.18.2026). The Board of Directors of Axia Energia S.A. (“AXIA Energia”) in the use of its attributions, embodied in a deliberative proposal and decision of the Executive Board, and a favorable opinion of the Planning and Projects Committee, in the support material made available, RESOLVED: (i) Approval of the 9th (ninth) issue of simple debentures, not convertible into shares, of the unsecured type, in a single series, of AXIA Energia (“Issue” and “Debentures”, respectively), pursuant to the provisions of article 59, caput and §1 of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), which will be subject to public distribution, under automatic registration procedure, without prior analysis by the Brazilian Securities and Exchange Commission (“CVM”), intended exclusively for professional investors, as defined pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“CVM Resolution 30” and “Professional Investors”, respectively), pursuant to Law No. 6.385, of December 7, 1976, as amended (“Brazilian Securities and Exchange Market Law”), of CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160”) and other applicable legal and regulatory provisions, under the firm placement guarantee regime 06.22.2026 DEL 088/2026 ("Offer"), as well as its terms and conditions to be provided for in the Issuance Deed (as defined below), as provided for in article 36, item X, of the Company’s Articles of Incorporation; (ii) approval of the execution of the instruments necessary to carry out the Issue, of the Offer, including, but not limited to: (a) the "Private Instrument of Issuance Deed of the 9th (Ninth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of Axia Energia S.A." ("Issuance Deed") and its amendment to reflect the result of the Bookbuilding Procedure (as defined below), regardless of a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein; and (b) the Distribution Agreement (as defined below) and any amendments that may be necessary; (iii) delegation of powers to the Company’s Executive Board and/or the Company’s attorneys-in-fact, as the case may be, to perform all acts and sign all documents necessary to carry out of the Issue, the Offer, including, but not limited to, the execution of the Issuance Deed, the Distribution Agreement and their respective amendments, and may, for this purpose, negotiate and sign the respective instruments and any amendments (if necessary); and (iv) the ratification of all acts already performed by the Executive Board and/or the Company’s attorneys-in-fact, as the case may be, to carry out the resolutions provided for herein, including, but not limited to, the hiring of the institutions that are part of the securities distribution system responsible for the public distribution of the Debentures, within the scope of the Offer ("Coordinators”, one of them being designated as a leading intermediary institution, “Lead Coordinator”), and the other service providers for the purposes of the Offer, such as the trustee (“Trustee”), collectively representing the holders of the Debentures (“Debenture Holders”), the Bookkeeper (as will be defined in the Issuance Deed), the Liquidating Bank (as defined will be defined in the Issuance Deed), the Risk Rating Agency (as defined below), B3 (“B3” refers to B3 S.A. – Brasil, Bolsa, Balcão or B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3, as applicable), legal advisors, among others. Decision: The items (i), (ii), (iii) and (iv) of the Resolutions were approved by the unanimity of the Directors present, with approval of (1) the completion of the Issue and the Offer, which will have the following main characteristics and conditions, which will be detailed and regulated through the Issuance Deed: (a) Use of Proceeds: Pursuant to article 2, paragraph 1, of Law No. 12,431, of June 24, 2011, as amended ("Law 12.431"), Decree No. 11.964, of March 26, 2024, as amended ("Decree 11.964"), and Resolution of the National Monetary Council ("CMN") No. 5.034, of July 21, 2022, as amended ("CMN Resolution 5.034"), the funds raised by the Company through the Debentures will be used exclusively for future payment, reimbursement of expenses, costs or debts related to the implementation of the Project (as to be defined in the Issuance Deed), that have occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offer, as to be detailed in the Issuance Deed. (b) Issue Number: The Issue will constitute the 9th (ninth) debenture issuance of the Company. (c) Total Issue Amount: The Total Issue Amount will initially be R$ 800,000,000.00 (eight hundred million reais), on the Issue Date (as defined below) (“Initial Issue Amount”), 06.22.2026 DEL 088/2026 noting that the Initial Issue Amount may be increased by up to 25% (twenty-five percent), due to the exercise, in whole or in part, of the Additional Lot Option (as defined below), which may reach, in this case, up to R$ 1,000,000,000.00 (one billion reais). (d) Unit Par Value: The unit par value of the Debentures will be R$ 1,000.00 (one thousand Reais), on the Issuance Date ("Unit Par Value"). (e) Quantity of Debentures: Eight hundred thousand (800,000) Debentures will initially be issued ("Initial Number of Debentures"), on the Issue Date, under the terms to be provided for in the Issuance Deed, observing that the Initial Number of Debentures may be increased by up to twenty-five percent (25%), due to the exercise, in whole or in part, of the Additional Lot Option, totaling, in this case, up to one million (1,000,000) Debentures. (f) Series Number: The Issuance will be carried out in a single series ("Series"). (g) Form, Type and Proof of Ownership of Debentures: The Debentures will be issued in registered book-entry form, without the issuance of certificates, and, for all legal purposes, ownership of the Debentures will be evidenced by the account statement issued by the Bookkeeper, in its capacity as responsible for the registration of the Debentures, and, additionally, with respect to Debentures held electronically in custody at B3, as the case may be, a statement will be issued by B3 in the name of the Debenture Holder, which will serve as proof of ownership of such Debentures. (h) Convertibility: The Debentures will be simple, that is, not convertible into shares issued by the Company. (i) Type: The Debentures will be of the unsecured type, pursuant to article 58 of the Corporations Law. (j) Issuance Date: For all legal intents and purposes, the Debentures’ issue shall be considered June 15, 2026 (“Issue Date”). (k) Profitability Start Date. For all legal purposes, the profitability start date of the Debentures will be the first payment date of the Debentures ("Profitability Start Date"). (l) Term and Maturity Date: Except in the event of redemption of the Debentures, as provided for in the Issuance Deed, as the case may be, of an Early Redemption Offer (as defined below) with any redemption of all Debentures, Optional Early Redemption (as defined below), the Mandatory Redemption Offer (as defined below), with consequent redemption of all Debentures and/or the early maturity of the obligations arising from the Debentures, under the terms to be provided for in the Issuance Deed, the maturity of the Debentures will be 10 (ten) years from the Issue Date, maturing, therefore, on June 15, 2036 (“Debentures Maturity Date”).(m) Monetary Restatement of the Debentures: The Unit Par Value or the balance of the Unit Par Value of the Debentures will be monetarily restated (“Monetary Restatement”) by the accumulated variation of the Broad National Consumer Price Index (“IPCA”) calculated and disclosed by the Brazilian Institute of Geography and Statistics – IBGE (“IBGE”), calculated on a pro rata temporis basis per Business Days from the Profitability Start Date (inclusive) to the date of its effective payment (exclusive), the product of the Monetary Restatement being automatically incorporated into the Unit Par Value or the balance of the Unit Par Value of the Debentures, as the case may be (and the balance of the Unit Par Value of the Debentures, as the case may be, after the incorporation of the Monetary Restatement will be referred to, jointly or indistinctly, as “Updated Unit Par Value”), according to the formula to be provided for in the Issuance Deed. (n) Amortization of the Principal of the Debentures: Without prejudice to payments arising from any early maturity of the obligations 06.22.2026 DEL 088/2026 arising from the Debentures, Extraordinary Optional Amortization, redemption of the Debentures, as provided for in the Issuance Deed, total early redemption resulting from the Offer for Early Redemption of the Debentures or Total Optional Early Redemption of the Debentures, under the terms to be provided for in the Issuance Deed and other applicable laws, the Updated Unit Par Value of the Debentures will be paid in three (3) annual and consecutive installments, the first installment being due on June 15, 2034 and the last on the Maturity Date of the Debentures, according to the table to be provided for in the Issuance Deed. (o) Remuneration of the Debentures: The Updated Unit Par Value of the Debentures will bear interest corresponding to a certain percentage per year, to be defined in accordance with the Bookbuilding Procedure, and which will be limited to the highest rate (“Ceiling Rate”) between (i.a) the internal rate of return of the IPCA+ Treasury with Semiannual Interest (new name of the National Treasury Note, series B – NTN-B), maturing on May 15, 2035 based on the indicative quotation published by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the closing of the Business Day of the Bookbuilding Procedure; or (i.b) 7.66% (seven point sixty-six percent) per year, based on 252 (two hundred and fifty-two) Business Days (“Debenture Remuneration”), from the Start Date of the Debenture Profitability or the Payment Date of the immediately preceding Debenture Remuneration (inclusive), as the case may be, until the effective payment date (exclusive). The calculation of the Remuneration of the Debentures will follow the formula to be provided for in the Issuance Deed. (p) Payment of the Remuneration of the Debentures: The effective payment of the Remuneration of the Debentures will be made: (i) in semiannual, consecutive installments with no grace period, always on the 15th of June and December, with the first payment due on December 15, 2026, and the last payment due on the Maturity Date, as provided in the Issuance Deed; (ii) on the date of the early settlement resulting from the early maturity of the Debentures due to the occurrence of one of the Events of Default (as defined below); (iii) on the date on which the Extraordinary Optional Amortization occurs, as to be provided for in the Issuance Deed and/or (iv) on the date on which the early redemption of the Debentures occurs, as to be provided for in the Issuance Deed (each such date, a “Remuneration Payment Date”). The payment of the Remuneration shall be made by the Company to the Debenture Holders in accordance with the rules and procedures of B3. Those who hold Debentures at the end of the Business Day immediately prior to each Remuneration Payment Date will be entitled to payments related to the Debentures. (q) Subscription Price and Payment Method: The Debentures will be subscribed and paid in in cash in Brazil’s national currency, at their Unit Par Value as of the Profitability Start Date (“Subscription Price”), in accordance with the settlement rules applicable to B3. If any Debenture is paid in on a date other than and after the Profitability Start Date, the subscription price will be considered the Debentures’ Updated Par Value more their Remuneration calculated on a pro rata temporis between the Profitability Start Date and the date of effective payment, in accordance with the provisions to be set forth in this Issuance Deed. Subject to the provisions of the Distribution Agreement in this regard, the Debentures may be placed (i) at a premium, provided that it is approved by the Company; or (ii) at a discount, to be defined at the sole discretion and by mutual agreement of the Coordinators, provided that (x) applied equally to all 06.22.2026 DEL 088/2026 of the Debentures of the same series subscribed and paid in on the same payment date, pursuant to article 61 of CVM Resolution 160; and (y) in this case, the Company receives, on the date of payment of the Debentures, the same amount that it would receive if the payment occurred at the full Unit Par Value. The application of goodwill or discounts, if applicable, will be carried out according to objective market conditions, at the sole discretion of the Coordinators, including, but not limited to: (i) change in the SELIC rate; (ii) change in the remuneration of national treasury bonds; (iii) change in the DI Rate, or (iv) material change in the indicative trading rates of fixed income securities (debentures, real estate receivables certificates, agribusiness receivables certificates and others) disclosed by ANBIMA. (r) Scheduled Renegotiation: The Debentures will not be subject to scheduled renegotiation. Additional Lot Option (s). The Company, as previously decided with the Coordinators, may increase the number of Debentures originally offered, by up to 25% (twenty-five percent), that is, up to 200,000 (two hundred thousand) Debentures, in the total amount of up to R$ 200,000,000.00 (two hundred million reais), under the terms and in accordance with the limits established in article 50 and its sole paragraph, both of CVM Resolution 160 (“Additional Lot Option”), in accordance with the demand verified in the Bookbuilding Procedure. The same conditions and price of the Debentures shall apply to the Debentures arising from the exercise of the Additional Lot Option. Should the Debentures arising from the exercise of the Additional Lot Option be issued, these shall be placed by the Coordinators under a best efforts placement regime. (t) Bookbuilding Procedure. The procedure used to gather interest in investment, organized by the Coordinators, with or without receiving reserves, without minimum or maximum lots, will be adopted to verify the demand for the Debentures, in order to define, in agreement with the Company, (i) the final number of Debentures, considering the possible exercise of the Additional Lot Option; (ii) the final rate of Remuneration of the Debentures, observing the Ceiling Rate; (iii) the Total Issue Amount, considering the possible exercise of the Additional Lot Option; and (iv) the Redemption Premium Factor (as defined below) and the Amex Premium Factor (as defined below) ("Bookbuilding Procedure"). The Company shall ratify the result of the Bookbuilding Procedure by means of an amendment to the Issuance Deed without the need for prior approval of the Debenture Holders assembled in a General Meeting of Debenture Holders and/or any additional corporate approval by the Company. (u) Total Optional Early Redemption: The Company may, at its sole discretion and regardless of the will of the Debenture Holders holding the Debentures, carry out the early redemption of all (but not part) of the Debentures from the date on which said redemption is allowed by the applicable regulations, subject to the provisions of article 1, §1, of Law 12.431, CMN Resolution 4.751, CMN Resolution 5.034 and other applicable laws or regulations that may be issued later (“Full Optional Early Redemption”), provided that the minimum weighted average term of 4 (four) years of payments elapsed between the Issue Date and the date of the effective Full Optional Early Redemption is observed, upon payment of the early redemption amount of the Debentures (“Early Redemption Amount”), as the case may be, which will be equivalent to the greater of the following amounts: (i) Updated Unit Par Value of the Debentures, plus: (1) Remuneration of the Debentures, calculated, pro rata temporis, from the Start Date of the Profitability of the Debentures (inclusive) or the date of payment of the Remuneration of the Debentures immediately preceding 06.22.2026 DEL 088/2026 (inclusive), as the case may be, until the date of the effective Total Optional Early Redemption (exclusive); and (2) the Late Payment Charges, if any; or (ii) the present value of the installments falling due after the Date of the Total Optional Early Redemption of the Debentures related to the payment of amortization of the Restated Unit Par Value of the Debentures, plus (1) the Remuneration of the Debentures, using as a discount rate the internal rate of return of the public Treasury IPCA+ with semi-annual interest (current name of the former National Treasury Note, series B – NTN-B), with duration closest to the remaining duration of the Debentures, on the date of the Total Optional Early Redemption of the Debentures, using the indicative quotation disclosed by ANBIMA on its page on the world wide web (http://www.anbima.com.br) calculated on the Business Day immediately prior to the date of the Total Optional Early Redemption of the Debentures, plus exponentially the rate to be defined according to the Bookbuilding Procedure, equivalent to the lowest between (“Redemption Premium Factor”): (1.a) Spread of the Remuneration of the Debentures over NTN-B, as determined in the Bookbuilding Procedure, subtracted from 0.20% (twenty hundredths percent) per year, base 252 (two hundred and fiftytwo) Business Days; and (1.b) 0% (zero percent) per year, base 252 (two hundred and fifty-two) Business Days; calculated according to the formula to be provided for in the Issuance Deed; (2) Default Charges, if any; and (3) any pecuniary obligations and other additions related to the Debentures. (v) Extraordinary Optional Amortization: If the Company is legally allowed to carry out the extraordinary optional amortization of the Debentures, subject to the terms of Law 12.431, CMN Resolution 4.751, Resolution 5.034 and other applicable regulations and that may be issued later, and under the terms of the applicable legal and regulatory provisions, including by virtue of regulation, by CMN, of said possibility, the Company may, from the date on which said extraordinary amortization is allowed by the applicable regulations, carry out the extraordinary amortization of the Debentures ("Extraordinary Optional Amortization"), provided that the minimum weighted average term of 4 (four) years of the payments elapsed between the Issue Date and the date of the effective Extraordinary Optional Amortization, under the terms to be provided for in the Issuance Deed is observed. At the time of the Extraordinary Optional Amortization, the amount due by the Company will be equivalent to the highest amount obtained by the criteria mentioned in items “(i)” to “(iii)” below (“Extraordinary Optional Amortization Amount”): (i) that provided for in the regulations that may be issued by CMN; (ii) the portion of the Updated Par Value of the Debentures, subject to such Extraordinary Optional Amortization, plus the Remuneration of the Debentures, calculated pro rata temporis from the Debentures’ Profitability Start Date or the immediately preceding Debentures’ Remuneration Payment Date, as the case may be, and other applicable charges due and not paid until the Debentures’ Extraordinary Optional Amortization Date (as to be defined in the Issuance Deed); or (iii) present value of the installments falling due after the date of realization of the Extraordinary Optional Amortization related to the payment of the installment of the Restated Unit Par Value, plus (1) the Remuneration of the Debentures, using as a discount rate the internal rate of return of the public Treasury IPCA+ with semiannual interest (current denomination of the former National Treasury Note, series B – NTN-B), with duration closer to the remaining duration of the Debentures, on the date of realization of the Extraordinary Optional Amortization, using the indicative quotation disclosed by ANBIMA on its website 06.22.2026 DEL 088/2026 (http://www.anbima.com.br) calculated on the Business Day immediately prior to the date of the Extraordinary Optional Amortization, exponentially increased by the rate to be defined according to the Bookbuilding Procedure, equivalent to the lowest among ("Amex Premium Factor"): (1.a) Spread of the Remuneration of the Debentures over NTN-B, as determined in the Bookbuilding Procedure, subtracted from 0.20% (twenty hundredths percent) per year, base 252 (two hundred and fifty-two) Business Days; and (1.b) 0% (zero percent) per year, base 252 (two hundred and fifty-two) Business Days; calculated according to the formula to be provided for in the Issuance Deed; (2) Late Payment Charges, if any; and (3) any pecuniary obligations and other additions relating to the Debentures. (w) Optional Acquisition: Subject to the provisions of CVM Resolution No. 77, of March 29, 2022, as amended, the Company may, at its sole discretion and subject to the acceptance of the respective selling debenture holder, acquire Debentures for an amount equal to or less than the Restated Par Value, as the case may be, and this fact must be included in the Company’s management report and financial statements, or for an amount greater than the Restated Par Value, as the case may be, in addition to observing the provisions of article 55, paragraph 3, of the Brazilian Corporation Law and the following terms: as of the 25th (twentyfifth) month (inclusive) counted from the Issue Date, that is, as of June 15, 2028, exclusive, pursuant to article 1, paragraph 1, item II, of Law 12.431 and provided that the weighted average term greater than 4 (four) years is observed, pursuant to article 1, paragraph 1, item I, of Law 12.431 (“Optional Acquisition”). The Debentures acquired by the Company within the scope of an Optional Acquisition may, at the Company’s discretion, be canceled, remain in treasury or be placed back on the market, and may only be canceled, as may be regulated by the CMN and if said regulation is applicable to the Debentures, in accordance with the provisions of article 1, paragraph 1, and article 2, paragraph 1, of Law 12.431. (x) Mandatory Redemption Offer: In the event of a Risk Change Event (as to be defined in the Issuance Deed) as a result of an Original Acquisition of Control (as to be defined in the Issuance Deed), within the Original Acquisition Period of Control (as to be defined in the Issuance Deed) and/or after the completion of the Original Acquisition of Control (without the Risk Change Event being cured until the end of the Original Acquisition Period of Control) (“Acquisition Event”), provided that it is legally permitted, the Company undertakes to make an offer to redeem the Debentures of the Debenture Holders who choose to dispose of their respective Debentures for an amount equivalent to the Updated Unit Par Value, plus the Remuneration due until the Mandatory Redemption Date (as defined below), exclusive, and any charges due and unpaid until the date of the redemption offer (“Mandatory Redemption Offer”), in accordance with the terms and conditions to be provided for in the Issuance Deed. (y) Early Redemption Offer: The Company may carry out, at its sole discretion and at any time (subject to the limitations provided for in the legislation applicable at the time of the Early Redemption Offer, as defined below), an offer of total or partial early redemption of the Debentures ("Early Redemption Offer"), being certain that the limitations provided for in the legislation applicable at the time of the Early Redemption Offer must be observed, being certain, for clarification purposes, that, currently, the limitations provided for in Law 12.431, in CMN Resolution 4.751 and other applicable laws or regulations and that may be issued later. The Early Redemption Offer shall be addressed to all 06.22.2026 DEL 088/2026 Debenture holders, without distinction, being assured to all Debenture Holders the prerogative to accept or not the early redemption of the Debentures they hold, in accordance with the terms and conditions to be provided for in the Issuance Deed and in the applicable legislation. The amount to be paid in respect of each of the Debentures shall be equivalent to the amount indicated in the Early Redemption Offer Notice (as to be defined in the Issuance Deed), including the redemption premium, if applicable. (z) Place of Payment: The payments to which the Debentures are entitled shall be made by the Company at the respective maturity using, as applicable: (i) the procedures adopted by B3, for Debentures held electronically in custody at B3; or (ii) the procedures adopted by the Bookkeeper, for Debentures that are not held electronically in custody at B3. (aa) Late Payment Charges: Without prejudice to the Remuneration, as the case may be, and the provisions to be set forth in the Issuance Deed, in the event of delay attributable to the Company in the payment of any amount owed to the Debenture Holders, the overdue amount will be subject, regardless of notice, demand or judicial or extrajudicial notification, to: (i) conventional late payment penalty, irreducible and non-compensatory in nature, of 2% (two percent) on the amount owed and unpaid; and (ii) default interest calculated pro rata temporis from the date of default until the date of actual payment, at the rate of 1% (one percent) per month on the amount owed and unpaid, in addition to expenses incurred for collection ("Late Payment Charges"). (bb) Early Maturity: Subject to the provisions of the Issuance Deed, the Trustee shall declare the early maturity of all obligations arising from the Debentures and demand the immediate payment, by the Company, to the Debenture Holders, of the Restated Par Value, plus the Remuneration, calculated pro rata temporis from the Profitability Start Date or the last Remuneration Payment Date, whichever occurs last, until the date of its effective payment, without prejudice to the payment of the Late Payment Charges, when applicable, and any other amounts eventually due by the Company under the terms to be provided for in the Issuance Deed, in the event of the cases to be described in the Issuance Deed, being certain that such early maturity events, cure terms, limits and/or minimum values (thresholds), specifications, reservations and/or exceptions in relation to such events will be negotiated and defined by the Company’s Executive Board in the Issuance Deed, as well as whether such events are automatic or non-automatic maturity events (each, an “Event of Default”). (cc) Placement and Distribution Procedure: The Debentures will be subject to public distribution, exclusively to Professional Investors, under the terms of the Securities Market Law, CVM Resolution 160 and other applicable legal and regulatory provisions, with the intermediation of the Coordinators, under the terms of the Securities Market Law, CVM Resolution 160 and other applicable legal and regulatory provisions, under the regime of firm guarantee of placement for the Initial Issue Value, individually and not jointly, in the proportion and amounts established in the "Coordination, Placement and Public Distribution Agreement, under the Firm Placement Guarantee Scheme, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in a Single Series, under the Automatic Registration Procedure, of the 9th (Ninth) Issue of Axia Energia S.A.", to be entered into between the Company and the Coordinators ("Distribution Agreement"). The Debentures may be placed with investors only after obtaining the automatic registration of the Offer with the CVM and disclosure of the announcement of the beginning of the Offer, pursuant to CVM Resolution 160, and must be 06.22.2026 DEL 088/2026 subject to the distribution plan to be provided for in the Distribution Agreement, pursuant to CVM Resolution 160. The Debentures shall be intended for Professional Investors, pursuant to article 26, item IV, subparagraph "a", of CVM Resolution 160. The participation of Related Parties (as to be defined in the Issuance Deed) in the Offer shall be permitted, under the terms to be provided in the Distribution Agreement. Partial distribution of the Debentures will not be allowed. There will be no preference or priority for subscription of the Debentures by the current employees, direct or indirect shareholders of the Company, or for any third parties considering potential relationships of a commercial or strategic nature in relation to the Company. No liquidity support fund shall be established nor shall a liquidity guarantee agreement be executed for the Debentures. No price stabilization agreement for the Debentures in the secondary market shall be executed. (dd) Deposit for Distribution, Trading and Financial Settlement: The Debentures will be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module, managed and operated by B3, with the distribution being financially settled through B3; and (ii) trading, in the secondary market through CETIP21- Securities, managed and operated by B3, with the negotiations being financially settled and the Debentures electronically held in custody at B3. (ee) Risk Rating: A rating agency for the Offer (“Risk Rating Agency") shall be contracted, which shall assign a rating to the Debentures. During the term of validity of the Debentures, the Company must maintain, at its own expense, the Rating Agency contracted to carry out the annual update and maintenance of the risk rating of the Debentures. (ff) Splitting of the Debentures: Splitting shall not be permitted, pursuant to item IX of article 59 of the Corporations Law. (gg) Other Characteristics: The other characteristics of the Debentures, the Issue and the Offer will be described in the Issuance Deed, the Distribution Agreement and in the other documents pertinent to the Offer and the Issue;(2) approval of the instruments necessary to carry out the Issue and the Offer, including, but not limited to: (a) the Issuance Deed and its amendment to reflect the outcome of the Bookbuilding Procedure, regardless of a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits provided herein, and (b) the Distribution Agreement and any amendments that may be necessary; (3) delegation of powers to the Company’s Executive Board and/or the Company’s attorneys-in-fact, as the case may be, to perform all acts and sign all documents necessary to carry out the Issue and the Offer, including, but not limited to, the execution of the Issuance Deed, of the Distribution Agreement and its respective amendments, being able, for this purpose, to negotiate and sign the respective instruments and any amendments (if necessary); and (4) the ratification of all acts already performed by the Executive Board and/or the Company’s attorneys-in-fact, as the case may be, to carry out the resolutions provided for herein, including, but not limited to, the hiring of the Coordinators, and other service providers for the purposes of the Offer, such as the Trustee, the Bookkeeper, the Liquidating Bank, the Risk Rating Agency, B3, legal advisors, among others. - Deliberative quorum: Unanimity, pursuant to the proposal of the Executive Board (RES 299, of 06.18.2026), with a favorable opinion of the Planning and Projects Committee. 06.22.2026 DEL 088/2026 Closing and drawing up of the certificate of the minutes: It is hereby registered that materials relating to the resolutions of this Board of Directors’ Meeting are filed at the Company’s headquarters. At the end of the meeting, the Chairman ordered the Governance Secretary to draw up and sign this Certificate, after its reading and approval. The remaining resolutions were omitted because they deal with exclusively internal matters, protected by the duty of secrecy provided for in art. 155 of the Brazilian Corporations Act and not classified under § 1 of art. 142 of the same Law. The following members were present: Director and Chair of the Board of Directors VICENTE FALCONI CAMPOS, ANA SILVIA CORSO MATTE, CARLOS MARCIO FERREIRA, FELIPE VILLELA DIAS, JOSÉ JOÃO ABDALLA FILHO, MARISETE FÁTIMA DADALD PEREIRA, MAURÍCIO TIOMNO TOLMASQUIM, NELSON JOSÉ HUBNER MOREIRA, PEDRO BATISTA DE LIMA FILHO and SILAS RONDEAU CAVALCANTE SILVA. Rio de Janeiro, June 22, 2026. FERNANDO KHOURY FRANCISCO JUNIOR Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.